UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 12, 2019

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven — The Netherlands

On June 11, 2019 (the “Closing Date”), NXP B.V., a wholly owned, direct subsidiary of NXP Semiconductors N.V. (the “Company”), and NXP Funding LLC (together with NXP B.V., the “Borrowers”), a wholly owned, indirect subsidiary of the Company, the lenders party thereto and Barclays Bank PLC, as administrative agent, entered into a senior unsecured revolving credit facility agreement (the “Revolving Credit Agreement”), which provides for US$1,500,000,000 of revolving credit commitments, which includes a US$200,000,000 sub-facility for letters of credit. The Revolving Credit Agreement is scheduled to mature on June 11, 2024 and the revolving loans (the “Revolving Loans”) will bear interest, at the option of the Borrowers, at either (x) a LIBOR rate plus an applicable margin ranging from 1.00% to 1.75% or (y) a base rate plus an applicable margin ranging from 0.0% to 0.75%, in each case, based on NXP B.V.’s senior unsecured credit rating. The Revolving Credit Agreement replaces the senior secured revolving credit facility, dated as of December 7, 2015, which was terminated on the Closing Date. Under the Revolving Credit Agreement, on the last day of each fiscal quarter, NXP B.V. must pay a commitment fee ranging from 0.125% to 0.25% based on NXP B.V.’s senior unsecured credit rating on the undrawn portion of the revolving commitments.

The proceeds of the Revolving Loans and letters of credit issued under the Revolving Credit Agreement may be used for general corporate purposes of the Borrowers and any other purpose not prohibited by the Revolving Credit Agreement and related documentation. The Revolving Credit Agreement contains customary affirmative and negative covenants and events of default, including a financial covenant requiring NXP B.V. to satisfy a 3.00 to 1.00 consolidated interest coverage ratio as of the last day of each fiscal quarter.

All present and future obligations of the Borrowers arising under and pursuant to the terms of the Revolving Credit Agreement are guaranteed pursuant to a guaranty agreement dated as of the Closing Date (the “Guaranty Agreement”) and made by the Company, and NXP USA, Inc., a wholly owned, indirect subsidiary of the Company, in favor of Barclays Bank PLC, as administrative agent.

In addition, with respect to the previously announced launch of the senior unsecured notes offering, this report contains NXP Semiconductors N.V.’s press release dated June 11, 2019 entitled: “NXP Announces Pricing of Senior Unsecured Notes Offering”.

Exhibits

1.	Press release dated June 11, 2019 entitled: “NXP Announces Pricing of Senior Unsecured Notes Offering”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 12th of June 2019.

NXP Semiconductors N.V.

By:	s/ Dr. Jean A.W. Schreurs
Name:	Dr. Jean A.W. Schreurs
Title:	SVP and Chief Corporate Counsel